United States Securities and Exchange Commission
                     Washington, D.C. 20549




                          Schedule 13D

          Under the Securities and Exchange Act of 1934
                        (Amendment No. 5)


PPT Vision, Inc.
________________
(Name of Issuer)



Common Stock, $.10 Par Value
_____________________________________
(Title of Class of Securities)


693519 10 0
______________
(CUSIP Number)


P. R. Peterson
6111 Blue Circle Drive
Minnetonka, Minnesota  55343
Phone Number (612)930-1011
_____________________________________
(Name, Address and Telephone
Number of Person Authorized to
Receive Notices and Communications)



August 27 and September 15, 1999
_______________________________________________________
(Date of Event Which Requires Filing of This Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 693519100

1.   Name(s) of reporting persons.
     ESI Investment Co.  41-1310628

2.   Check the appropriate box if a member of a group
     (a) X  (b)

3.   SEC use only

4.   Source of funds  PF; WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). Not Applicable

6.   Citizenship or place of organization.  Minnesota

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power.  549,084

8.   Shared voting power.

9.   Sole dispositive power.  549,084

10.  Shared dispositive power.

11.  Aggregate amount beneficially owned by each reporting person.

     549,084

12.  Check if the aggregate amount in Row (11) excludes certain shares.

     Not Applicable

13.  Percent of class represented by amount in Row (11).

     10.4 percent

14.  Type of reporting person.  CO


CUSIP NO. 693519100

1.   Name(s) of reporting persons.  P. R. Peterson  ###-##-####

2.   Check the appropriate box if a member of a group    (a) X (b)

3.   SEC use only

4.   Source of funds  PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). Not Applicable

6.   Citizenship or place of organization.  Minnesota

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power.  501,823

8.   Shared voting power.  549,084

9.   Sole dispositive power.  501,823

10.  Shared dispositive power.  549,084

11.  Aggregate amount beneficially owned by each reporting person.

     1,050,907

12.  Check if the aggregate amount in Row (11) excludes certain shares.

     Not Applicable

13.  Percent of class represented by amount in Row (11).

     19.9 percent

14.  Type of reporting person.  IN

     The following items of Schedule 13D dated July 21, 1987, as amended, of Peter R. Peterson, a resident of the State of Minnesota, and ESI Investment Co., a Minnesota corporation ("ESI"), relating to the Common Stock of PPT Vision, Inc. ("PPT Vision" or the "Company") are hereby amended as follows:

Item 3.   Source and Amount and Funds or Other Compensation

     On August 6, 1999, the P. R. Peterson Co. Keogh Plan (the "Plan"), of which Peter R. Peterson is a Trustee purchased 3,900 shares at $5.00 per share. On August 27, 1999 the Plan purchased 75,000 shares at $4.03125 per share. On September 15, 1999, the Plan purchased an additional 75,000 shares at $3.75. The Plan's shares were acquired with available Plan funds.

Item 4.   Purchase of the Transaction

     The Plan acquired the shares for investment purposes.

Item 5.   Interest in Securities of the Issuer

     As of October 15, 1999, Mr. Peterson and ESI beneficially owned the following shares of common stock of the Company:


                    Aggregate Number
Name               Beneficially Owned      Percentage of Class

ESI Investment Co.      549,084                    10.4%
P. R. Peterson        1,050,907 (1)                19.9%

(1) Includes the 549,084 shares owned by ESI, 298,950 shares owned by the Plan, 202,873 shares held by P. R. Peterson and no exercisable stock options. Mr. Peterson has sole voting and dispositive control over the 202,873 shares owned by him directly and the 298,950 shares owned by the Plan. Mr. Peterson shares voting and dispositive power with respect to shares owned by ESI.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of the Issuer

     Under the terms of the PPT Vision, Inc. Rights Agreement dated as of June 2, 1999 (the "Rights Agreement") between PPT Vision, Inc. and Norwest Bank Minnesota, N.A. as Right Agent, the rights become exercisable if any person acquires beneficial ownership of voting securities having twenty percent (20%) or more of the voting power of the Company. Upon becoming the beneficial owner of 19.9% of the Company's common stock, Mr. Peterson requested that the Company consider amending the Rights Plan to entitle him to purchase more than twenty-percent (20%) of the Company's common stock.

     At a board meeting on September 27, 1999, the Company approved an amendment to the Rights Plan to raise from twenty percent (20%) to thirty percent (30%) the level of voting power that could be acquired by Mr. Peterson prior to his becoming an Acquiring Person. Accordingly, the Rights Agreement dated as of June 2, 1999 (the "Rights Agreement") has been revised to provide that Mr. Peterson shall not be deemed an Acquiring Person within the meaning of the Rights Agreement until such time as he becomes the beneficial owner of thirty percent (30%) of the Company's voting power.

     Mr. Peterson has advised the Company's Board of Directors that he may purchase additional shares of common stock in the future. Under the terms of the Minnesota Control Share Acquisition Act, Minn Stat. 302A.671, if Mr. Peterson acquires additional shares of the Company's common stock so that he would own more than twenty percent (20%) of the Company's common stock, then the additional shares are non-voting shares until voting rights are approved by the shareholders of the Company at a special or annual meeting. Mr. Peterson also agreed that any options held by him would not be exercisable without the consent of the Company's Board of Directors if the options would allow him to purchase more than twenty percent (20%) of the Company's common stock until such time as the shareholders of the Company approve voting rights for any shares held by Mr. Peterson that resulted in his ownership of more than twenty percent of the common stock of the Company.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1 - Joint Filing Agreement dated October 15, 1999.
     Exhibit  2 - Letter Agreement between the Company  and  P.R.
     Peterson dated as of September 27, 1999.

     The following items of Schedule 13D dated July 21, 1987, as amended, of Peter R. Peterson, a resident of the State of Minnesota, and ESI Investment Co., a Minnesota corporation ("ESI"), relating to the Common Stock of PPT Vision, Inc. (the "Company") are hereby amended as follows:

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

ESI INVESTMENT CO.
October 15, 1999

/s/ P. R. Peterson
___________________
By: P. R. Peterson

October 15, 1999

/s/ P. R. Peterson
___________________
P. R. Peterson


                           EXHIBIT 1

                     JOINT FILING AGREEMENT


The undersigned, ESI Investment Co. and P.R. Peterson, hereby agree that, pursuant to 17 CFR 240.13d-1(k)1, this Schedule 13D relating to securities of PPT Vision, Inc. shall be filed on behalf of each of them.



October 15, 1999

P. R. Peterson
____________________
/s/ P. R. Peterson

ESI Investment Co.

/s/ P. R. Peterson
____________________
By: P. R. Peterson

                          EXHIBIT 2

                      PPT Vision, Inc.

                            dated as of September 27, 1999
Peter R. Peterson
ESI Investment Co.
6111 Blue Circle Drive
Minnetonka, MN  55343


Dear Mr. Peterson:

     This letter, dated as of September 27, 1999, will confirm that notwithstanding anything to the contrary allowed by certain options to purchase Common Stock of PPT Vision, Inc. (the "Company"), at no time will you, P.R. Peterson, exercise options currently held by you without the consent of the Board of Directors of the Company if the exercise of such options would result in a 20% or greater beneficial ownership interest in PPT Vision, unless the shareholders of the Company have approved voting rights for shares held by you in excess of 20% of the voting power of the Company, as provided in Minn. Stat. 302A.671. If the foregoing correctly sets forth our understanding, please execute this letter in the lower left-hand side whereupon it will become a binding agreement.

Sincerely yours,

PPT Vision, Inc.


By:
___________________________
Richard Peterson
Its: Chief Financial Officer

Accepted and Agreed To:

P. R. Peterson
___________________________
/s/ P. R. Peterson

ESI Investment Co.

/s/ P. R. Peterson
___________________________
By: P. R. Peterson